Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

AbbVie made the following conference call transcript available on its website at
http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents

Event Name: AbbVie Inc. To Discuss The Recommended Combination With Shire Plc

Event ID:   139578888063

Culture:   en-US

Event Date: 2014-07-18T13:00:00 UTC

C: Larry Peepo;AbbVie Inc.;VP, IR

C: Rick Gonzalez;AbbVie Inc.;Chairman & CEO

P: Jami Rubin;Goldman Sachs;Analyst

C: Bill Chase;AbbVie Inc.;EVP & CFO

P: Chris Schott;JPMorgan;Analyst

P: Vamil Divan;Credit Suisse;Analyst

P: Alex Arfaei;BMO Capital Markets;Analyst

P: Colin Bristow;BofA Merrill Lynch;Analyst

P: Jeff Holford;Jefferies & Company;Analyst

P: Steve Scala;Cowen and Company;Analyst

C: Scott Brun;AbbVie Inc.;VP, Clinical Developement

P: Marc Goodman;UBS;Analyst

P: Damien Conover;Morningstar;Analyst

P: Gregg Gilbert;Deutsche Bank;Analyst

P: Operator;;

+++ presentation

Operator^ Good day and thank you for standing by. Welcome to the AbbVie investor and analyst conference call. (Operator Instructions) This call is being recorded by AbbVie.

I would now like to introduce Mr. Larry Peepo, Vice President of Investor Relations.

Larry Peepo^ Good morning and thank you for joining us. On the call with me today is Rick Gonzalez, Chairman of the Board and Chief Executive Officer. Joining us for the Q&A portion of the call are Laura Schumacher, Executive Vice President, Business Development, External Affairs, and General Counsel; Bill Chase, Executive Vice President of Finance and Chief Financial Officer; and Scott Brun, Vice President of Clinical Development.

Following Rick’s prepared remarks, we will take your questions. But before we get started I remind you that some statements we make today may be considered forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.

Additional information about the factors that may affect AbbVie’s operations is included in our 2013 annual report on Form 10-K and in our other SEC filings. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments except as required by law.

On today’s conference call, as in the past, non-GAAP financial measures will be used to help investors understand AbbVie’s ongoing business performance. These non-GAAP financial measures are reconciled with comparable GAAP financial measures in our regulatory filings, which can be found on our website.

And with that, I will now turn the call over to Rick.

Rick Gonzalez^ Thank you, Larry. Good morning, everyone, and thank you for joining us today for this special conference call to discuss AbbVie and Shire’s arrangement to create a new world-class biopharmaceutical company.

Earlier this morning we announced that we have reached an agreement with Shire’s Board of Directors to recommend a transaction to combine the two companies. Under the terms of the proposed transaction, AbbVie would acquire Shire in a cash and stock transaction valued at GBP52.48 per Shire share based on AbbVie’s closing price yesterday.

The acquisition offers significant strategic and financial benefits for our respective shareholders and companies as well as the patients we serve. The combination of AbbVie and Shire will create a well-positioned specialty-focused global biopharmaceutical company with a strong product portfolio and sustainable leadership positions within high-value market segments of significant patient need.

The new company will be a larger, more diversified company with significant financial capacity for future strategic investment. Additionally, the combination will offer an opportunity for enhanced shareholder return of capital and shareholder value creation.

I have a great deal of respect for the Shire team and the company they have built. I have been impressed by the strategic alignment between our two companies, which certainly reinforces my view that AbbVie and Shire represent a strong and compelling fit. We have a number of complementary strengths which we will leverage to create an enhanced, strongly capitalized platform across research and development, manufacturing, and sales and marketing.

As detailed in our news release this morning, the Board of Directors of both companies have approved the transaction. Today I will review the benefit of the combination and provide details on the next steps and then we will take your questions.

Since AbbVie became an independent company, we have been focused on executing on our key strategic priorities. We have consistently exceeded our financial commitments to our shareholders and we have driven leading performance of Humira and other products in our portfolio. We have also built a promising late-stage pipeline, which will fuel our future growth.

So we have set a very strong foundation for our company. Today’s strategic action will fortify our position of strength and set up AbbVie for sustainable success for many years to come.

Over the past several weeks we have met with a significant number of investors, both AbbVie and Shire shareholders. Throughout our discussions we have outlined the key benefits of the combination and illustrated how the prospects for both companies together are enhanced through this acquisition. The combination will result in strengthened growth platforms with leadership positions in immunology, rare diseases, neuroscience, metabolic diseases, and HCV, as well as emerging new segments including oncology and ophthalmology.

By leveraging our combined expertise and AbbVie’s global infrastructure, the new company will be well-positioned for growth. Additionally, this transaction will enable further expansion of key franchises, including Shire’s rare disease platform, which we believe will benefit from the substantial combined financial capacity to make further strategic investments. The combined company will have a broader and deeper pipeline with more than 15 programs in Phase III development or under regulatory review.

By capitalizing on AbbVie’s established R&D infrastructure and expertise, the combination will enable enhanced innovation and comprehensive R&D capabilities.

Our late-stage pipeline is comprised of a number of programs with blockbuster potential. We anticipate multiple product launches from both the AbbVie and the Shire pipeline, starting with the launch of our HCV combination in the US later this year and in Europe in early 2015. We believe the enhanced financial profile of the combined business offers greater strategic and financial flexibility and the opportunity for sustainable top-tier EPS growth, attractive free cash flow, and enhanced return of capital policy, including dividend growth and a significant share repurchase program.

We believe the transaction will be accretive to adjusted EPS in the first year following completion and will increase to more than $1 per share by 2020. In addition, we feel the combined business will be well-positioned for a positive multiple re-rating, creating further potential upside for shareholders.

As I outlined in our initial call regarding this transaction, we intend to incorporate the merged business in Jersey. The Company will be listed on the New York Stock Exchange and it is expected it will be domiciled in the UK for tax purposes.

We expect the effective tax rate for the new company to benefit from the efficient tax structure AbbVie currently has in place. As a result, we are forecasting a tax rate for the combined group of approximately 13% by 2016. This structure provides AbbVie with flexible access to its global cash flows. It continues to be our intent upon completion of this transaction to maintain our strong commitment to growing the dividend and implementing a significant share repurchase program.

As previously discussed, the new group will have management located globally, including in the US and the UK, and will maintain a strong presence here in Chicago, Illinois.

Now turning to next steps, we have begun the process of seeking the relevant approvals for the transaction. In terms of timing, we cannot predict the exact timing of the various regulatory approvals required to consummate the transaction, but we are currently estimating closing will take place in the fourth quarter of 2014.

Following the closing of the transaction, we will commence the integration process. As I outlined last month, AbbVie’s leadership team has the experience and expertise to successfully join together two global organizations. The team has driven numerous successful integrations and I’m confident in our ability to combine the two companies. We’re in the process of putting in place a dedicated team who will execute our integration plans and ensure a seamless transition.

In closing, the combination of AbbVie and Shire represents a compelling opportunity to create an even greater biopharmaceutical company. We have an opportunity to further enhance our position and create a stronger company, well-positioned to bring new, innovative specialty-focused medicines to patients around the world.

With the addition of Shire, along with the evolution of our pipeline and the sustainability of Humira and other key brands, we have a strong foundation for the future.

With that, I will turn the call over to Larry, who will open the call for questions.

Larry Peepo^ Thanks, Rick. One note before we open the call to questions. Under the UK takeover code, we are very restricted regarding what we are able to discuss at this stage so there will be topics or questions we will not be able to answer.

Specifically, we are limited around details regarding financial projections and modeling beyond what was included in the statement published today. We appreciate your understanding in this regard.

Laurel, we will take our first question now.

+++ q-and-a

Operator^ Jami Rubin.

Jami Rubin^ Thank you. Jami Rubin, Goldman Sachs. Rick and team, congratulations.

My first question is, just to get a better sense for what the new management team will look like, what role, if any, will Flemming have in the new company as well as other senior Shire executives? And if you could just provide a little bit of color around that.

Secondly, you talked about significantly increasing your level of share repo. Can you discuss what sort of level of share buybacks you are contemplating and what the timeline of that would be?

Then just lastly, are there parts of the Shire business, such as GIA and ADHD, that you think AbbVie doesn’t necessarily need to have going forward? Thanks very much.

Rick Gonzalez^ Jami, it’s Rick. Thank you for the congratulations. We are obviously excited about it.

As far as the full management structure, we haven’t evaluated all of that yet, but I am pleased to say that Flemming will be joining us. He will be reporting directly to me. He will be responsible for helping us integrate the business on the Shire side and he will also be responsible for helping us set up a dedicated rare disease business unit.

That is an area that we are very, very excited about. And we believe it is a very high-touch kind of business, so we want to set it up in a separate individual business unit to make sure that we can maintain that patient focus that Shire has.

In addition to that, we do have two Board members that will be joining us; Susan Kilsby and Dominic Blakemore will be joining us from Shire. So that has been determined as well and we are excited to have Susan join the Board as well.

Bill, you want to cover the repo?

Bill Chase^ Yes, Jami, on the buyback program or share repurchase program, unfortunately I am not able to give you much in the way of magnitude or timing, but one of the compelling features of this transaction is being able to have access to that offshore cash and to be able to deploy that more effectively back to shareholders. It is certainly our intent to do that through an enhanced buyback program, but I can’t give you the specific details at this point in time.

Rick Gonzalez^ Jami, on your last question that is one that we have to be careful from a UK takeover. What I would say is we are excited about all aspects of the business with Shire and so that is really probably the most I can say at this point.

Jami Rubin^ Can I just ask a quick follow-up, Rick? Is Flemming committed to staying at the Company post the close?

Rick Gonzalez^ Flemming is committed to staying with the Company post the close, yes, because he would go to the integration process. I don’t want to speak for Flemming, but I have had a number of discussions with him and I think he’s excited about the role that he will play in the new company.

Jami Rubin^ Thank you very much. Again, congratulations.

Operator^ Chris Schott.

Chris Schott^ Thanks very much. Chris Schott, JPMorgan. And congrats again on the deal.

Just three quick ones for me. The first, there has been a lot of noise coming out of Washington recently on the topic of inversion. Can you just talk a little bit about how you thought about that risk as you considered the Shire deal and potentially re-domiciling the Company into the UK?

The second was on integration timing. Give us just a little bit more flavor of just how long you think it’s going to take to get these businesses largely integrated? Then, finally, coming back to the rare disease portfolio, can you just elaborate a little bit more about what you see AbbVie adding to this asset? Is this about being able to invest more in the near term? Is it about AbbVie’s global reach?

I’m just trying to understand a little better about what you can bring to that franchise. Thanks very much.

Rick Gonzalez^ Okay, maybe let me chat a little bit about your comment on inversion. What I would tell you is that this transaction has a significant, both strategic and financial, rationale. Tax is clearly a benefit, but it’s not the primary rationale for this.

We have studied this transaction very, very carefully. We believe it is highly executable. I would say from your perspective about the noise, I would tell you my own point of view as you look at the debate that’s going on right now is that the debate would be more appropriately shifted towards tax reform and making companies more competitive in the global economy that we operate in.

Companies like ours need access to our global cash flows to be able to make investments all around the world, but to specifically be able to make investments in the United States. Today we are at a disadvantage versus many of our foreign competitors and, in my personal opinion, that is the important debate that we should be having around inversion and all aspects of the US tax code.

As far as the rare disease platform, I think it is a platform that we are excited about. I think there are two significant areas of focus that we will be able to bring some benefit to. One is our capabilities from a development standpoint and a discovery standpoint, as you probably know, as an example.

We have a CF program that we have been working on in collaboration with Galapagos and we have many other examples of capabilities from an R&D standpoint that we can I think help that franchise grow even faster.

Then the second is what we have mentioned in the remarks, the formal remarks, is we are going to have significant capacity to be able to do additional acquisitions. This franchise was basically built that way. There are other opportunities to be able to add to it and we would be excited about doing that over the course of time.

As far as the integration is concerned, that is not something under the tax — under the UK takeover code that we can talk about in any level of detail.

Chris Schott^ Thanks very much.

Operator^ Vamil Divan.

Vamil Divan^ Thanks for taking the question. Vamil Divan, Credit Suisse. So just two quick questions. One is a follow-up to Chris’s around the discussions in Washington around inversions.

There is obviously the breakup fee you guys mentioned around this deal. I’m just trying to understand kind of how important the ex-US domiciling for tax purposes is to this deal and if something were to come up where retroactively you are not able to actually change your domicile outside the US, is that something where the breakup fee would not restrict you from then going ahead and breaking up this deal and not going forward?

Then the second one; I just want to get some sense, you might be limited here on what you can say but we’ve obviously heard from Shire around their revenue projections out through 2020. Just trying to get a sense of how much — I think that was one of the areas that where you wanted to get some of the due diligence and learn more from them. I’m trying to get a sense of how close you get to what they are saying, how much of the value of the deal is coming from their pipeline and the revenue growth that they are projecting.

Rick Gonzalez^ Jim, both of those questions we’re somewhat limited in what we can say. As I mentioned in my comments a moment ago, this is a transaction that we believe has excellent strategic fit and has compelling financial impact well beyond the tax impact. We would not be doing it if it was just for the tax impact.

That is an additional benefit that we have. We have looked carefully at that aspect of it and we believe it is executable at a high level.

So as far as the additional pipeline, again we can’t speak in any detail about our modeling. We obviously went through diligence with the Shire team.

I would have to compliment both our team and the Shire team. They put the diligence together in a very short period of time and did a very nice job, I think, of walking us through and in a good level of detail what their projections were. And, where appropriate, we looked at those projections and made decisions around those that we felt were appropriate and built our model based on that, but I can’t talk to the specifics of it.

Vamil Divan^ Okay, thanks very much.

Operator^ Alex Arfaei.

Alex Arfaei^ Good morning. Alex Arfaei, BMO Capital Markets and I will add my congratulations to the deal as well.

If I understand your press release correctly, there is no breakup condition related to potential changes in US tax laws. If you could just comment to see if we are understanding that correctly; in other words, if there is a change is there an exit clause?

Second, obviously this is a huge deal or rather a large deal. How should we think about your business development outlook after this? And does it limit your ability to be opportunistic with other potential acquisitions, let’s say, in oncology or hep C?

Then, finally, we are somewhat surprised about your comments that tax is not the primary rationale for this deal. Just based on my conversations with investors, that does not seem to be a perception out there. So any comments you could — any additional color you could give us in terms of other sources of value would be greatly appreciated, thank you.

Rick Gonzalez^ Okay. As far as your last question about your surprise, when we look at this particular transaction we are excited about the pipeline. We are excited about the growth aspects of several of their franchises and being able to incorporate that into our business. There are opportunities for different kinds of synergies beyond tax, and so we have evaluated all of those.

As far as our ability to continue to do acquisitions, we have had a strategy in place for a long time of continuing to look at opportunities to be able to go out and find and in-license products and acquire products. And I don’t see that changing going forward. Beyond that I really can’t comment on the rest of it, Alex.

Alex Arfaei^ Okay, thank you.

Operator^ Colin Bristow.

Colin Bristow^ Colin Bristow, Bank of America. Thanks for taking the questions and congrats.

On synergies, which of AbbVie or Shire’s marketed products do you anticipate will benefit most from the combined sales and marketing footprint? Then I know it may be difficult for you to comment, but on Lialda, what assumptions are you making on the patent litigation? It seems like in Shire’s long-range plan there seems there’s going to be no generics, but litigation is ongoing. Thank you.

Rick Gonzalez^ I’ll tell you, I haven’t had very many calls where I have to say so many times that I can’t answer that question, but those two questions I can’t answer.

Colin Bristow^ Thank you.

Larry Peepo^ Sorry about that, Colin.

Operator^ Jeff Holford.

Jeff Holford^ Jeff Holford, Jefferies. Congratulations, everybody on the team. You have obviously worked hard on this.

The first question is around the accretion. You are still targeting the $1 of EPS accretion by 2020. Can you tell us if share repurchases actually drive some of that accretion?

Secondly, could you tell us a little bit about the dividend policy? Do you think this would — is this really just enabling you to pay out more dividend of a higher earnings base or would you think that you can actually move to potentially higher payout ratios off the level of earnings going forward?

Also, will you be able to do share repurchases in the interim? Is that the plan that you will still be able to do that on an ongoing basis before this deal closes?

Then just longer term; once the entity is formed, what do you think would be an appropriate level of debt for the business to carry? Thank you.

Bill Chase^ Jeff, it’s Bill Chase. What I would tell you is to a great extent on a lot of these questions you really got to look at the 2.7. In terms of how we get to the accretion in 2020, I can’t give you specifics; however, we have obviously also said in the 2.7 that we intend to put in place a significant buyback program. But I can’t connect those two things. We are absolutely confident looking at our models, however, that this will have over $1 accretion in 2020.

From a dividend growth perspective, again I can’t give you any specifics other than to highlight that the dividend — a growing dividend has always been a cornerstone of our investment thesis. And as we have stated in the 2.7, we intend to continue that post transaction and certainly having access to cash will help us continue that.

And your next question again, Jeff? I’m sorry.

Jeff Holford^ Just two other questions. Would it be your intention to continue or look at share repurchases in the interim period before this deal closes? And then the last question was what is an appropriate level of debt for the new entity to carry? Thank you.

Rick Gonzalez^ Yes, I’m sorry. So in terms of plans around share repurchase in the interim period, that falls right in that zone that I can’t talk to because it’s a discrete forecast, so I’m not going to be able to help you there.

Then from a debt standpoint, I can’t get specific about appropriate levels of debt. But what I can tell you is that we intend to maintain our investment grade rating following the transaction and that that is an important thing to us.

Jeff Holford^ Thanks very much.

Operator^ Steve Scala.

Steve Scala^ Thank you, Cowen and Company. Three questions, please.

A number of your product or part of collaborations: ABT-199, elotuzumab, elagolix. Given that you are creating a new company, are you absolutely certain that no change of controls will be triggered?

Secondly, why would the tax rate not be 13% in 2015? Then, thirdly, Rick, on the only pipeline product that you specifically called out in your prepared remarks was the hep C product; is that because it’s the most near-term opportunity, or do you think it’s the largest potential product in your pipeline, or is there some other reason why you call that one out? Thank you very much.

Rick Gonzalez^ Yes, so I will start with the tax rate. Again, I can’t give you specific guidance other than what we have in the 2.7. That said, when we do all of our modeling we are absolutely confident we can get to 13% by 2016.

We have not put guidance in here related to 2015. I will remind you, though, that we have a very efficient tax structure embedded in the existing AbbVie and we will have that obviously and be able to enjoy that in the new AbbVie as well.

Scott Brun^ Okay, and then on the collaboration again, it’s an area we have to be careful about giving a lot of specifics. Obviously we evaluated that carefully. We don’t believe there is any adverse issues that we have to deal with.

And on the HCV, we pointed it out because it is the nearest term asset that you will see, but we are obviously excited about a number of products that are in our late-stage pipeline. We have a very robustly stage pipeline and we continue to be excited about both our oncology products, our MS product, and a number of other products that are in the near-term late-stage pipeline.

And Rick walked through those in pretty good detail the call that we did in June.

Steve Scala^ Thank you.

Operator^ Marc Goodman.

Marc Goodman^ UBS. So we have to wait for synergy comments until the deal closes, is that true?

Rick Gonzalez^ You know, Marc, what I would say at this point is we certainly need to study it a little bit. And what’s really important is before we make any synergy comments it has got to be released in the public forum. So it’s really just a matter of timing of when we plan to put that out and we don’t have specifics around that at this point in time.

Marc Goodman^ Is that because you don’t have those synergy numbers internally yet or are you just not ready to provide them to us?

Rick Gonzalez^ I can’t comment about because that would be a specific question about our forecast at this point in time.

Marc Goodman^ Then the previous question about tax, maybe you can answer the question why would your tax rate be 13% in 2016?

Rick Gonzalez^ Again, I can’t get into the specifics of how we reached that number. I can only talk about the number itself as modeled. Certainly we have had that certified and gone through all the requirements of the UK takeover panel, but I can’t get into the specifics of how we get to that 13%.

Marc Goodman^ Okay. I guess I’m just curious; if the deal closes at the end of this year and you have already said you can’t answer the question why are not at 13% next year — but there is a reason, right? Is that what you are telling us, there’s something that will prevent you from being at 13% next year?

Rick Gonzalez^ What I am telling you is at this point I am restricted in what I can say to what’s in the 2.7. And if you look at the 2.7, we call out where we think it will be in 2016. Given that we are silent on 2015, I can’t get into that detail at this point in time.

Marc Goodman^ Okay, thanks.

Operator^ Damien Conover.

Damien Conover^ Thanks. Damien Conover, Morningstar. One question on the discussion around the multiple re-rating. I just kind of wanted to get your thoughts on what’s driving your thoughts on getting that multiple re-rating.

Secondly, when you think about that re-rating, what kind of expansion do you think is potentially possible there? Thank you.

Rick Gonzalez^ When we look at the underlying performance of the AbbVie business and we look at the combination of the performance of the two companies, I would tell you that generally when you look at that and you model it out, that’s what gives us confidence that there is a potential for a multiple re-rating. Beyond that we can’t give you much more in the way of specifics.

I realize that is frustrating for you. Frankly, it’s probably as frustrating for us as it is for you. But that is the reality of the code and so we are going to make sure that we stay carefully within the boundaries of that.

Damien Conover^ Thank you.

Operator^ Gregg Gilbert.

Gregg Gilbert^ Thank you, Deutsche Bank. It seems like the rare disease stuff gets a lot of attention but I was hoping you could comment, at least conceptually, Rick, about your views of the ADHD franchise and the combined companies’ desire to obviously protect it but play some offense over time in ADHD, both internally and possibly external biz dev. Anything you can talk about conceptually about what is a pretty economically important franchise would be great, thanks.

Rick Gonzalez^ I think the only thing I could say, Gregg, around it is that obviously it is an important franchise for Shire. We looked at it carefully. We think it has performed well and we continue to have confidence that it will perform well.

We are excited about it, and when you look at some of the pipeline assets that they have, we are excited about those pipeline assets as well. And they will help support the future potential of that franchise as well.

Gregg Gilbert^ Thanks.

Rick Gonzalez^ Thanks, Gregg, and thanks to everyone for joining us today. That concludes our conference call. Thank you for joining us. If you have any further questions, please let us know. Thank you.

Operator^ That does conclude today’s conference. Thank you all for joining. You may now disconnect.

No Offer or Solicitation

This transcript is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this transcript in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find it

In furtherance of the combination, AbbVie Private Limited (“Holdco”) intends to file with the SEC a registration statement on Form S-4 containing a Proxy Statement of AbbVie that will also constitute a Prospectus of Holdco relating to the Holdco Shares to be issued to Holdco Stockholders in the combination. In addition, AbbVie, Holdco and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, if and when filed, as well as AbbVie’s and Holdco’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. It is expected that the Holdco shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy

Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Forward-Looking Statements

This transcript contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this transcript could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this transcript are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this transcript. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this transcript.  Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.